Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands except ratio)
(Unaudited)

Six Months Ended June 30, 2002
Earnings:
Income before income taxes	$73,185
Adjustments:
Net interest expense (1)	60,357
Amortization of capitalized interest	4,815
Portion of rental expense representative of interest	1,765
Undistributed income of affiliate	17,391
Preferred dividends (2)	(2,875)
Minority interest of majority owned subsidiaries	26,965

$181,603

Fixed Charges:
Net interest expense (1)	$60,357
Capitalized interest	2,294
Preferred dividends (2)	2,875
Portion of rental expense representative of interest	1,765

$67,291

Ratio of earnings to fixed charges	2.7

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(2)	During the second quarter of 2002, the Company redeemed all outstanding shares of preferred stock.